Mail Stop 0408


								October 18, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Registration Statement on Form S-1
      File No. 333-137038
      Filed October 11, 2006



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Loans, page 40
1. Please refer to prior comment 22. Your revisions have not disclosed how you monitor interest-only loans for collectibility and have not disclosed the terms of these loans, including option ARMs, and negative amortization features. Please revise to include the disclosures previously requested. Additionally, if you have no option ARMs or negative amortizing loans, please disclose that fact.
2. Please refer to prior comment 22. Please revise the tables on pages 41 and 42 to further disaggregate each loan type into the categories of interest-only loans versus principal and interest loans.

Allowance for Loan Losses, page 43
3. Please refer to prior comment 23. In light of the significance and growth of your unallocated portion of the allowance both in dollars and percentage of the whole allowance, please revise to further describe in detail the changes in the factors affecting the unallocated portion of the allowance and how these changes contributed to the increasing unallocated portion of the allowance during recent periods. Discuss the trends you have experienced that led to these changes in the balance of the unallocated allowance.


Loan and allowances for loan losses, page F-23
4. Please refer to prior comment 33. Your accounting policy for the estimated losses associated with off-balance sheet commitments is not consistent with GAAP. If you continue to believe the amounts involved are not material, please revise your disclosure to comply with the requirements of SOP 01-6 and provide us with your analysis of the qualitative and quantitative factors considered to determine that the recognition of a separate liability for the off-balance sheet commitments is not material. Refer to SAB 99. Otherwise, please revise your balances accordingly.


Note 11: Employee Benefits, page F-35
5. Please refer to prior comment 31. In your revision you disclose that you have relied upon a third party valuation expert to determine the valuation of your stock issuances. Please revise to identify the valuation expert you have relied upon in these instances. Please revise your section labeled "Experts" to discuss the reliance upon the valuation experts and file with your next amendment consent from the valuation expert to refer to them in your Form S-1. Refer to
Item 509 of Regulation S-K.


Note 12: Fair Value of Financial Instruments, page F-35
6. Please refer to prior comment 36. Please revise to disclose when and if quoted market prices are utilized and when the matrix pricing model is utilized to determine the fair market value of your securities. If quoted market prices are not utilized, when available, please revise to disclose that fact and how you determined this policy complies with the guidance of paragraph 11 of SFAS 107.





      * * * * * * * * * * * * *





      After we issue additional comments, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
L. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Glen P. Garrison, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
October 18, 2006
Page 1